UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16

OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008	Commission File Number: 0-17227

HARRY WINSTON DIAMOND CORPORATION
(Translation of registrant’s name into English)

P.O. Box 4569, Station A

Toronto, ON, Canada   M5W 4T9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED as of the 28th day of April, 2008.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

By:	/s/	LYLE R. HEPBURN
	Name:	Lyle R. Hepburn
	Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

1	Harry Winston Diamond Corporation’s news release dated April 28, 2008 announcing the filing of its annual report on Form 40-F with the Securities and Exchange Commission.

2

Technical report entitled "Mineral Resource and Reserve Update, Diavik Diamond Mine, Northwest Territories, Canada – Prepared for Harry Winston Diamond Corporation" dated April 23, 2008 prepared by Calvin Yip, P. Eng, Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc.

3	Certificate of Qualified Person signed by Calvin Yip, P. Eng, Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc.